October 20, 2010
United States Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549-7010

Attn:	Ms. Cicely LaMothe — Branch Chief Division of Corporation Finance

Re:	ERP Operating Limited Partnership (the “Partnership” or “Operating Partnership”) File Nos. 000-24920 Form 10-K for the year ended 12/31/2009 Filed 2/25/2010
Dear Ms. LaMothe:
     This letter is in response to your letter dated October 5, 2010 (the “October Letter”), which responded to our letter of August 19, 2010 (the “August Response Letter”). Capitalized terms used herein and not defined shall have the same meaning as defined in the August Response Letter and, if not defined therein, in the Notes to Consolidated Financial Statements of the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2009.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
1.	We have read and considered your responses to our inquiries regarding the financing you obtained from Fannie Mae and Freddie Mac. Please discuss how the terms of these financing arrangements compared to those otherwise available to you in the market place at the time. To the extent that the interest rates provided to you by Fannie Mae and Freddie Mac were below those available to you elsewhere in the market place, disclose that fact, how the interest rates compared to alternative financing arrangements and the effect this difference had on recorded interest expense for each period.
     The Partnership wishes to clarify that it did not intend to imply that its 2008 and 2009 secured mortgage pools obtained from Fannie Mae and Freddie Mac (collectively, the “GSEs”) were executed at more favorable rates and terms than other similar GSE secured loans. The Partnership was trying to state that the GSE financings were more attractive than other financing options available to the Partnership at the time, such as the alternatives discussed below.
     For the information of the Staff, the Partnership closed on the following four GSE secured mortgage pools during 2008 and 2009:

Ms. Cicely LaMothe
October 20, 2010

•	March 2008 — $500.0 million cross-collateralized loan secured by 13 properties with a fixed stated interest rate for 10.5 years at 5.19%, maturing in 11.5 years.
•	August 2008 — $550.0 million cross-collateralized loan secured by 15 properties with a fixed stated interest rate for 10.5 years at 6.08%, maturing in 11.5 years.
•	December 2008 — $543.0 million cross-collateralized loan secured by 18 properties with a fixed stated interest rate for seven years at 5.655%, maturing in eight years.
•	June 2009 — $500.0 million cross-collateralized loan secured by 13 properties with a fixed stated interest rate for 10 years at 5.78%, maturing in 11 years.
     Prior to entering into these loan transactions, the Partnership extensively surveyed a variety of financing sources (see the alternatives discussed below). Based on discussions with potential lenders and intermediaries (such as banks and brokers), the Partnership determined that secured GSE debt was the most attractive option for the Partnership taking into account interest rates and other terms. Based on our specific knowledge of the GSE secured mortgage market during the time periods noted above and our competitive reviews prior to pricing and closing each loan pool, the Partnership believes that the terms of these financing arrangements were within a market range (not above or below market) as compared to other similar secured financings available through the GSEs at the time. Based on a review of public disclosures, we noted various other investment grade, multifamily REITs closed on GSE secured mortgage loans with similar interest rates and terms during the above timeframes.
     The Partnership considered the following as alternatives to GSE financing:
•	Life Insurance Company and Conduit Secured Mortgages — The Life Insurance Companies did remain active in secured lending to the REIT industry, albeit at higher interest rates when compared to the GSEs (on average around 8%). The Conduit loan market did close down entirely for new issuances for periods of time, similar to the public unsecured bond markets discussed below. If the Partnership had chosen to originate a secured loan through one of the life insurance companies, interest expense clearly would have been higher.
•	Public Unsecured Bond Markets — At various periods during the timeframes in question, this market had seized up and was either entirely closed to new issuances or was open but only at all-in interest rates that sometimes exceeded 15%, even for investment grade borrowers. Few unsecured bonds were issued during these periods, making it difficult to obtain indicative pricing. If the Partnership had been forced to try to access the unsecured market, interest expense clearly would have been higher due to the wide credit spreads prevalent during this period.
•	Unsecured Revolving Credit Facility — During most of the timeframes in question, the Partnership’s unsecured revolving credit facility, which bears interest at LIBOR plus 50 basis points and matures on February 28, 2012, was undrawn with availability approximating $1.3 billion. If the Partnership had chosen to draw funds on the credit facility, interest expense would have actually been lower as 30-Day LIBOR averaged 2.67% for all of 2008 and 0.33% for all of 2009. The Partnership chose not to draw on the revolver in order to preserve availability in case credit and market conditions worsened any further.
•	Common Share/Equity Issuances — The Partnership, through its general partner, Equity Residential, could have chosen to issue equity, most likely at a significant discount to the

Ms. Cicely LaMothe
October 20, 2010

market price at issuance and at the severely depressed share prices that Equity Residential and all REITs experienced during the period of restricted credit markets in 2008 and 2009. If the Partnership and Equity Residential had chosen to issue equity at these depressed share prices, interest expense would have been lower but distributions would have been higher and the Partnership’s funds from operations (“FFO”) per unit would have suffered from the increased dilution associated with more units/shares outstanding.
•	Dispositions — The Partnership was a net seller of properties during both 2008 and 2009. During 2008, the Partnership sold approximately $896.7 million and only acquired $380.7 million of properties. During 2009, the Partnership sold approximately $1.0 billion and only acquired $145.0 million of properties. The Partnership could have attempted to increase its transactions spread by selling even more properties to raise additional liquidity.
     Given the foregoing credit market landscape, the Partnership ultimately chose to obtain secured mortgage debt through the GSEs because the Partnership believed that the market rate GSE financings provided more attractive terms compared to the options listed above, while preserving full access and availability under its revolving credit facility.
     For the information of the Staff, if the Partnership had instead chosen to obtain the same notional amount of secured financing from one of the Life Insurance Companies closing on the same dates as the four secured pools noted above (assuming that the market had been open for new issuance on each of those dates) and assuming that rates would have approximated 8% each time, the Partnership’s interest expense would have been approximately $15.7 million higher in 2008 and $43.0 million higher in 2009. These amounts were determined by considering the impact of a hypothetical interest rate (8%) on the Partnership’s debt instruments. This analysis does not consider the other alternatives listed above that could have been employed by the Partnership, either individually or in combination, nor does it consider any actions that the Partnership would have likely taken to mitigate its exposure to these hypothetical types of interest rate changes.

Ms. Cicely LaMothe
October 20, 2010

     The Partnership acknowledges that:
•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Unites States.
     Should you have any questions or comments with respect to the foregoing, please do not hesitate to contact any of the undersigned at 312-474-1300.

Sincerely, ERP Operating Limited Partnership By Equity Residential, its General Partner
/s/ Mark J. Parrell
Mark J. Parrell
Executive Vice President and Chief Financial Officer

/s/ Ian S. Kaufman
Ian S. Kaufman
Senior Vice President and Chief Accounting Officer

cc:	Philip Childs, Ernst & Young LLP Gregory Hayes, DLA Piper LLP (US)